LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2004	slanter@luselaw.com

July 27, 2023

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Ms. Aisha Adegbuyi, Staff Attorney

Re:	NB Bancorp, Inc.
Registration Statement on Form S-1 (File No. 333-272567)

Dear Ms. Adegbuyi:

On behalf of NB Bancorp, Inc. (the “Registrant”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments from the Staff’s letter dated July 6, 2023, as well as the Registrant’s responses to those comments. The Amended Form S-1 has been blacklined to reflect changes from the initial filing.

Form S-1 filed June 9, 2023

Risk Factors

Our portfolio of commercial real estate loans and commercial and industrial loans...involve credit risks..., page 17

1.	We note your statement regarding your lending activities that "[s]uch loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one- to four-family residential mortgage loans. In addition, the repayment of these types of loans depends on the successful management and operation of the borrower’s businesses or properties." Revise this risk factor to state your current loan to one borrower limit, as well as the amounts of your four largest customer relationships as of a recent date.

The disclosure on page 17 has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Aisha Adegbuyi

Securities and Exchange Commission

July 27, 2023

The geographic concentration of our loan portfolio and lending activities, page 19

2.	Revise this risk factor to discuss, as appropriate, the factors that impact the current Greater Boston commercial real estate market. For instance, discuss any changes in occupancy for office, industrial or retail real estate.

The disclosure on page 19 has been revised in response to the comment.

Uncertainty about the future of the London Interbank Offered Rate, or "LIBOR," may adversely affect our business, page 22

3.	Please disclose to what extent your existing loans, deposits, and other financial instruments, including your existing swap contracts, have interest rates that are set by reference to LIBOR. For each significant asset or liability that is currently priced based on reference to LIBOR, clarify whether you have evaluated whether the contractual language will permit conversion to a new reference rate.

The disclosure on page 22 has been revised in response to the comment.

The fair value of our investment securities can fluctuate, page 26

4.	Revise this risk factor to disclose recent experience with unrealized gains or losses on your securities portfolio.

The disclosure on page 27 has been revised in response to the comment.

Risks Related to Our Funding, page 27

5.	Revise this section to discuss the impact on your ability to utilize both FHLB borrowings and/or brokered deposits in the event that your capital position declined below "well capitalized" or if your net tangible equity were to decline.

The disclosure on page 28 has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Aisha Adegbuyi

Securities and Exchange Commission

July 27, 2023

Management of Market Risk, page 75

6.	We note your statement that the "Asset Liability Committee is responsible for managing market risk." Please revise this section, or another appropriate section, to discuss the membership of the Asset Liability Committee. Disclose whether the committee reports to the Board or any of the four standing committees of the Board.

The disclosure on page 84 has been revised in response to the comment.

Competition, page 84

7.	You note that since 2017 you have expanded, and intend to continue to expand, into commercial and industrial lending. Please disclose whether you compete with particular larger and/or more well-established competitors in this segment of your lending operations. If there are dominant competitors in a key market segment, revise this section to identify those competitors. Discuss the extent to which the ability to compete in this area is dependent on existing relationships, and how this might impact your business strategy to focus in the commercial and industrial lending areas. Make appropriate changes to your management's discussion and/or risk factors based on your response.

The disclosure on page 93 has been revised in response to the comment.

Business of Needham Bank

Sources of Funds, page 103

8.	Revise this section to clarify whether NB Bancorp will continue to offer full insurance coverage for its deposits from the DIF after the conversion of Needham Bank from a cooperative bank charter.

The disclosure on page 113 has been revised in response to the comment.

9.	Revise your discussion of your deposits to note whether your depositors have any significant concentrations among your depositors, particularly for your larger deposit accounts. For example, disclose any deposits focused in the tech industry, venture capital funds or portfolio companies, or out of market firms.

The disclosure on page 112 has been revised in response to the comment.

LUSE GORMAN, PC

Ms. Aisha Adegbuyi

Securities and Exchange Commission

July 27, 2023

Management of NB Bancorp

The Business Background of Our Directors and Executive Officers, page 121

10.	Please revise the business background information for Mr. Orfanello to confirm that his position as partner at One Rock Capital began more than five years ago. Alternatively, please revise to provide a complete description of his business experience in the last five years. Refer to Item 401(e)(1) of Regulation S-K.

The disclosure on page 131 of the prospectus has been revised in response to the comment.

Consolidated Financial Statements of NB Financial, MHC and Subsidiary

Note 5 – Mortgage Banking – Loan Sales and Servicing, page F-68

11.	We note your disclosure on page F-68 that the carrying value of mortgage servicing rights exceeded their fair value at December 31, 2022, and that no adjustment for impairment was recognized. Please tell us and revise to clarify if the “balance at the end of year” in the table on page F-68 is the carrying value or fair value of your mortgage servicing rights. In addition, please tell us how you determined that an impairment was not necessary given that the carrying value exceeded fair value. Please refer to ASC 860-50-35-9.

The disclosure on page F-68 of the prospectus has been revised in response to the comment to clarify that the fair value of mortgage servicing rights exceeded the carrying value. As such, an impairment was not necessary.

Exhibits

12. Both exhibit 10.1 and 10.2, the employment agreements between Needham Bank and Messrs. Campanelli and Rinaldi respectively, were effective through January1, 2023. On page 126, you indicate that Needham Bank has entered into new employment agreements that expire in 2026 and 2025 respectively. Please include the new agreements as exhibits in your next amendment.

We note the Staff’s comment and supplementally confirm that the employment agreements which have been filed as Exhibit 10.1 and 10.2 are the same employment agreements referenced on page 126 of the prospectus.

The language of the employment agreement with Mr. Campanelli (Exhibit 10.1) provides that the agreement will become effective as of the date the parties execute the agreement and will continue through January 1, 2023, unless terminated earlier pursuant to Section 5 of the agreement (the “Term”). The agreement also provides that commencing on January 1, 2021, and on each January 1 thereafter (each, a “Renewal Date”), the Term shall extend automatically for one (1) additional year, so that the Term shall be three (3) years from such Renewal Date, unless either the Bank or the Executive provides written notice to the other Party at least ninety (90) days prior to such Renewal Date notifying the other Party of his or its election to not renew this Agreement.

LUSE GORMAN, PC

Ms. Aisha Adegbuyi

Securities and Exchange Commission

July 27, 2023

The language of the employment agreement with Mr. Rinaldi provides that the agreement will become effective as of the date the parties execute the agreement and will continue through January 1, 2022, unless terminated earlier pursuant to Section 5 of the agreement (the “Term”). The agreement also provides that commencing on January 1, 2021, and on each January 1 thereafter (each, a “Renewal Date”), the Term shall extend automatically for one (1) additional year, so that the Term shall be two (2) years from such Renewal Date, unless either the Bank or the Executive provides written notice to the other Party at least ninety (90) days prior to such Renewal Date notifying the other Party of his or its election to not renew this Agreement.

The following disclosure in the prospectus references the current terms of the employment agreements, as extended pursuant to the terms of the agreements.  New agreements were not entered into by the parties.

“Needham Bank has entered into employment agreements with Messrs. Campanelli and Rinaldi. The term of the employment agreement with Mr. Campanelli is three years, currently expiring on January 1, 2026, and the term of the employment agreement with Mr. Rinaldi is two years, currently expiring on January 1, 2025. The terms of the employment agreements automatically extend on each January 1st (the “Renewal Date”) for one year, so that the term again becomes either three years (in the case of Mr. Campanelli) or two years (in the case of Mr. Rinaldi), unless either Needham Bank or the executive provides written notice to the other party at least 90 days prior to the Renewal Date notifying the other party of his or its election not to renew the term of the employment agreement.”

*         *         *

We request that the staff advise the undersigned at slanter@luselaw.com or at (202) 274-2004 as soon as possible if it has any further comments.

Respectfully,

/s/Steven Lanter

Steven Lanter

cc:	Joseph P. Campanelli, President and Chief Executive Officer
Lawrence M. F. Spaccasi, Esq.